UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CACHET FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00750W101

(CUSIP Number)

February 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d–1(b)

[  ] Rule 13d–1(c)

[X] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00750W101

1	Names of reporting persons

James L. Davis
2	Check the appropriate box if a member of a group (see instructions)
(a) [ ]
(b) [ ]
3	SEC use only

4	Citizenship or place of organization

United States of America

	5	Sole voting power

Number of		16,435,062*
shares	6	Shared voting power
beneficially
owned by each		27,060*
reporting	7	Sole dispositive power
person with:
		16,435,062*
	8	Shared dispositive power

		27,060*

9	Aggregate amount beneficially owned by each reporting person

16,462,122*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11	Percent of class represented by amount in Row (9)

30.4%**
12	Type of reporting person (see instructions)

IN

* See Item 4(a) of this Schedule 13G.

** See Item 4(b) of this Schedule 13G.

2

Item 1(a).	Name of issuer:

Cachet Financial Solutions, Inc. (“Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

18671 Lake Drive East, Southwest Tech Center A, Minneapolis, MN 55317

2(a).	Name of person filing:

James L. Davis

2(b).	Address or principal business office or, if none, residence:

6446 Flying Cloud Drive, Eden Prairie, MN 55344

2(c).	Citizenship:

United States of America

2(d)	Title of class of securities:

Common stock, par value of $0.0001 per share (“Common Shares”)

2(e).	CUSIP No.:

The CUSIP number of the Common Shares is 00750W101.

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [  ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [  ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with §240.13d–1(b)(1)(ii)(K).

3

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)	Amount beneficially owned:

This Schedule 13G is filed in connection with a reverse merger (the “Merger”) that was consummated on February 12, 2014 by Issuer, a corporation formed as a “blank check” company under the name “DE Acquisition 2, Inc.” with the sole purposes of seeking to become a public reporting company through a merger transaction. Pursuant to the Merger, Issuer acquired the business of Cachet Financial Solutions Inc., a Minnesota corporation (“Subsidiary”) and each share of common stock of Subsidiary issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 10.9532 validly issued, fully paid and non-assessable shares of Issuer’s common stock.

As of immediately prior to the consummation of the Merger, on February 12, 2014, Mr. Davis beneficially owned 1,955,881 shares of common stock of Subsidiary, representing approximately 28.4% of the issued and outstanding shares of common stock of Subsidiary as of immediately prior to the consummation of the Merger on February 12, 2014 (based on the information provided to Mr. Davis by Subsidiary), of which (i) 1,802,845 shares of common stock of Subsidiary were directly beneficially owned by Mr. Davis, (ii) 125,976 shares of common stock of Subsidiary were beneficially owned by Davis & Associates, Inc. 401(k) Profit Sharing Plan, Mr. Davis’ self-directed retirement account plan (“Davis Retirement Plan”), and (iii) 27,060 shares of common stock of Subsidiary were beneficially owned by Ms. Dana Davis, Mr. Davis’ spouse (“Ms. Davis”), either personally or through her individual retirement account, beneficial ownership of which Mr. Davis disclaims.

As of immediately after the consummation of Issuer’s initial public offering, on July 14, 2014, Mr. Davis beneficially owned 5,497,313 Common Shares, representing approximately 28.8% of the issued and outstanding Common Shares as of immediately after the consummation of Issuer’s initial public offering, on July 14, 2014 (based on the information provided to Mr. Davis by Issuer), of which (i) 5,344,277 Common Shares were directly beneficially owned by Mr. Davis, (ii) 125,976 Common Shares were beneficially owned by Davis Retirement Plan, and (iii) 27,060 Common Shares were beneficially owned by Ms. Davis, either personally or through her individual retirement account, beneficial ownership of which Mr. Davis disclaims.

As of December 31, 2014, Mr. Davis beneficially owned 6,128,745 Common Shares, representing approximately 31.3% of the issued and outstanding Common Shares as of December 31, 2014 (based on the information provided in Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2015), of which (i) 5,975,709 Common Shares were directly beneficially owned by Mr. Davis, (ii) 125,976 Common Shares were beneficially owned by Davis Retirement Plan, and (iii) 27,060 Common Shares were beneficially owned by Ms. Davis, either personally or through her individual retirement account, beneficial ownership of which Mr. Davis disclaims.

As of December 31, 2015, Mr. Davis beneficially owned 10,027,023 Common Shares (of which 3,573,292 Common Shares are issuable upon the conversion of shares of Series C Convertible Preferred Stock of Issuer), representing approximately 24.3% of the issued and outstanding Common Shares as of December 31, 2015 (based on the information provided in Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2016), of which (i) 7,947,819 Common Shares were directly beneficially owned by Mr. Davis, (ii) 676,309 Common Shares were beneficially owned by Davis Retirement Plan, (iii) 1,375,834 Common Shares were beneficially owned by Davis & Associates, Inc., an affiliate of Mr. Davis (“Davis & Associates”), and (iv) 27,060 Common Shares were beneficially owned by Ms. Davis, either personally or through her individual retirement account, beneficial ownership of which Mr. Davis disclaims.

As of May 24, 2016, Mr. Davis beneficially owned 14,771,132 Common Shares (of which 3,716,567 Common Shares are issuable upon the conversion of shares of Series C Convertible Preferred Stock of Issuer), representing approximately 27.7% of the issued and outstanding Common Shares as of May 24, 2016 (based on the information provided in Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 14, 2016), of which (i) 12,646,752 Common Shares were directly beneficially owned by Mr. Davis, (ii) 689,218 Common Shares were beneficially owned by Davis Retirement Plan, (iii) 1,408,102 Common Shares were beneficially owned by Davis & Associates, and (iv) 27,060 Common Shares were beneficially owned by Ms. Davis, either personally or through her individual retirement account, beneficial ownership of which Mr. Davis disclaims.

4

On July 13, 2016, Mr. Davis acquired from Issuer a convertible promissory note in the principal amount of $360,000 and a warrant to purchase up to 300,000 Common Shares in exchange for an aggregate purchase price of $300,000. The convertible note is not convertible for six months after the issuance date and unless an event of default has occurred under the note. The warrant is exercisable for a period of five years from the issuance date of the warrant.

As of July 18, 2016, Mr. Davis beneficially owned 16,462,122 Common Shares (of which 3,753,690 Common Shares are issuable upon the conversion of shares of Series C Convertible Preferred Stock of Issuer as of June 30, 2016), representing approximately 30.4% of the issued and outstanding Common Shares as of May 24, 2016 (based on the information provided in Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 14, 2016), of which (i) 14,318,537 Common Shares were directly beneficially owned by Mr. Davis, (ii) 700,061 Common Shares were beneficially owned by Davis Retirement Plan, (iii) 1,416,464 Common Shares were beneficially owned by Davis & Associates, and (iv) 27,060 Common Shares were beneficially owned by Ms. Davis, either personally or through her individual retirement account, beneficial ownership of which Mr. Davis disclaims.

(b)	Percent of class:

As of July 18, 2016, Mr. Davis beneficially owned approximately 30.4% of the issued and outstanding Common Shares, based on an aggregate of 42,203,643 Common Shares issued and outstanding as of May 24, 2016 (based on the information provided in Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 14, 2016).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Mr. Davis has the sole power to vote or to direct the vote of 16,435,062 Common Shares.

(ii)	Shared power to vote or to direct the vote:

Mr. Davis shares the power to vote or to direct the vote of 27,060 Common Shares beneficially owned by Ms. Davis.

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Davis has the sole power to dispose or to direct the disposition of 16,435,062 Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Mr. Davis shares the power to dispose or to direct the disposition of 27,060 Common Shares beneficially owned by Ms. Davis.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2016

/s/ James L. Davis
JAMES L. DAVIS

6